                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from_____________to______________

                        Commission file number 001-10898

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Travelers 401(k) Savings Plan
                                One Tower Square
                               Hartford, CT 06183

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     The St. Paul Travelers Companies, Inc.
                              385 Washington Street
                               St. Paul, MN 55102

                          TRAVELERS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                          TRAVELERS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

                                      INDEX

                                                                                           PAGE
Report of Independent Registered Public Accounting Firm                                      1

Financial Statements:
      Statements of Net Assets Available for Plan Benefits as of
          December 31, 2003 and 2002                                                         2

      Statements of Changes in Net Assets Available for Plan Benefits for the
          year ended December 31, 2003 and the period
          August 20, 2002 to December 31, 2002                                               3

      Notes to Financial Statements                                                          4

SUPPLEMENTAL SCHEDULE*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2003                                                               14

* Schedules required by Form 5500, which are not applicable, have not been included.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Travelers 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2003 and the period August 20, 2002 (inception of Plan) to December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 and the period August 20, 2002 (inception of Plan) to December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 25, 2004

                          TRAVELERS 401(k) SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                        As of December 31, 2003 and 2002

                                                                             2003                 2002
                                                                        --------------        -------------
Assets:
      Investments at fair value (note 3)                                $1,423,631,932        1,073,510,400
                                                                        --------------        -------------
      Receivables:
          Employer contributions                                            21,815,793           17,808,417
          Accrued interest and dividends                                       122,026              310,250
          Investments sold but not delivered                                 1,400,569            1,329,977
                                                                        --------------        -------------
              Total receivables                                             23,338,388           19,448,644
                                                                        --------------        -------------
                  Total assets                                           1,446,970,320        1,092,959,044
                                                                        --------------        -------------

Liabilities:

      Investments purchased but not received                                 1,392,990              555,229
      Administrative fees payable                                              748,861              421,716
                                                                        --------------        -------------
                  Total liabilities                                          2,141,852              976,945
                                                                        --------------        -------------
                           Net assets available for plan benefits       $1,444,828,468        1,091,982,099
                                                                        ==============        =============

See accompanying notes to financial statements.

                          TRAVELERS 401(k) SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

     For the year ended December 31, 2003 and the period August 20, 2002 to
                               December 31, 2002

                                                                            2003                 2002
                                                                       --------------        -------------
Additions to net assets attributed to:
      Investment income:
          Net appreciation in fair value of investments (note 3)       $  253,764,811            4,679,376
          Dividends                                                        17,505,861            3,025,093
          Interest                                                         16,712,874            5,434,076
                                                                       --------------        -------------
              Total investment income                                     287,983,546           13,138,545

      Contributions:
          Employer                                                         21,815,793           17,808,417
          Employees                                                        76,335,209           23,856,753
          Rollover                                                         10,749,506              958,273
                                                                       --------------        -------------
              Total contributions                                         108,900,508           42,623,443
                                                                       --------------        -------------
                  Total additions                                         396,884,054           55,761,988
                                                                       --------------        -------------

Deductions from net assets attributed to:
      Benefits paid to participants                                        42,070,055            8,260,040
      Administrative expenses                                               1,967,630              469,810
                                                                       --------------        -------------
                  Total deductions                                         44,037,685            8,729,850
                                                                       --------------        -------------
Net Increase                                                              352,846,369           47,032,138

Net assets available for plan benefits at:
      Beginning of period                                               1,091,982,099                   --
      Transfer in from Citigroup 401(k) Plan                                       --        1,044,949,961
                                                                       --------------        -------------
      End of period                                                    $1,444,828,468        1,091,982,099
                                                                       ==============        =============

See accompanying notes to financial statements.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

(1)   PLAN DESCRIPTION

      The following brief description of the Travelers 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

      GENERAL

      Travelers Property Casualty Corp. and participating affiliated companies (the "Company") was reorganized in connection with its Initial Public Offering in March 2002. Citigroup, Inc. (together with its consolidated subsidiaries, "Citigroup") completed the spin-off of the Company as an independent public company in August 2002 (the "Effective Date"). The Plan received an asset transfer from the Citigroup 401(k) Plan, and in conjunction therewith, assumed the liability for benefits previously provided under the Citigroup 401(k) Plan with respect to Company participants on the Effective Date. The Company as the Plan Sponsor has the power to appoint a committee to carry out its administrative duties.

      The Plan is a defined contribution section 401(k) plan that covers all eligible employees of the Company. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

      EMPLOYEE CONTRIBUTIONS

      Eligible employees who elect to participate in the plan may contribute up to 50% (in increments of 1%) of their eligible compensation as pre-tax contributions into the Plan (subject to statutory limitations of $12,000 and $11,000 for 2003 and 2002, respectively) as defined in the Plan.

      EMPLOYER CONTRIBUTION

      The Company makes employer matching contributions to either of the Company Common Stock Funds on behalf of eligible participants as defined in the Plan document. Allocations are based on participant's qualifying compensation and eligible pay, as provided in the Plan document. Each participant is entitled only to the benefits that can be provided from the vested portion of their participant's account.

      COMPANY MATCHING CONTRIBUTION FOR 2002 PAID TO PARTICIPANTS IN 2003

                                       For each $1 contributed
If qualifying compensation for the     by the participant, the
         prior year is:                Company will contribute                       To a maximum of:
----------------------------------     -----------------------      -----------------------------------------------------
          $0 - $50,000                           $3                 The lesser of 3% of eligible pay or  $1,500 annually.
  Greater-than $50,000 - $75,000                 $2
  Greater-than $75,000 - $100,000                $1
      Greater-than $100,000                      No matching contribution made.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

   COMPANY MATCHING CONTRIBUTION FOR 2003 TO BE PAID TO PARTICIPANTS IN 2004

                                       For each $1 contributed
                                       by the participant, the
  If annual compensation is:           Company will contribute                        To a maximum of:
------------------------------         -----------------------      -----------------------------------------------------
         $0 - $50,000                            $3                 The lesser of 3% of eligible pay or $1,500 annually.
Greater-than $50,000 - $75,000                   $2
     Greater-than $75,000                        $1

      The 2003 employer contribution was a receivable to the Plan as of December 31, 2003. The contribution amount for plan year 2003 was $20,407,643 and was made on March 30, 2004. This amount was contributed to the Company's class "B" Common Stock Fund. The Plan allows for the Company to make discretionary profit sharing contributions to the Plan. There were no such contributions for 2003.

      The 2002 employer contribution was a receivable to the Plan as of December 31, 2002. The contribution amount for plan year 2002 was $16,326,691 and was made on March 28, 2003. This amount was contributed to the Company's class "B" Common Stock Fund. The Plan allows for the Company to make discretionary profit sharing contributions to the Plan. There were no such contributions for 2002.

      Aetna Supplemental Company Contribution

      The Aetna Supplemental Company Contribution is a supplement to the Travelers 401(k) Savings Plan, a predecessor Citigroup 401(k) Plan. The Aetna Supplemental Company Contribution was established in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company. It provides a fixed annual contribution into the Plan for eligible employees ("Aetna Participants").

      The contribution amount for each Aetna Participant is fixed for each year the employee remains actively employed with the Company. In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked. The Aetna Participants are fully vested in this supplemental account. The 2003 Aetna Supplemental Company Contribution was a receivable to the Plan as of December 31, 2003 and the 2002 Aetna Supplemental Company Contribution was a receivable to the Plan as of December 31, 2002. The contribution amount for plan year 2003 was $1,408,150 and was made in February 2004. The contribution amount for the plan year 2002 was $1,481,726 and was made in February 2003.

      PARTICIPANT ACCOUNTS

      Fund Transfers and Allocation of Contributions

      Participants may elect to divide their contributions among the investment funds in whole increments divisible by 1%. Certain restrictions apply to transfers in and out of various investment funds.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

      Company matching contributions made on behalf of a participant (and any earnings thereon) which are initially invested in either the Company's class A or class B common stock funds (collectively, the "Company Stock Funds") may not be transferred to other investment funds for a period of five years unless such Participant attains age 55, at which point there are no transfer restrictions.

      Rollover and Transfer Contributions

      Participants may also elect to contribute amounts as "rollovers" representing distributions from other qualified defined benefit or defined contribution plans of a former employer or to make rollover contributions into the Plan from an individual retirement account (or similar arrangement).

      INVESTMENT OPTIONS

      Employee contributions to the Plan are invested by the Plan's trustee, State Street Bank and Trust Company, as directed by the participants. The Plan offers participants a choice of funds in which to invest. For the period from August 20, 2002 to December 31, 2003, the Plan offered the following twenty-six investment funds:

      TRAVELERS PROPERTY CASUALTY CORP. CLASS A STOCK FUND - This fund invests primarily in shares of the Company's class "A" common stock (TAP.A).

      TRAVELERS PROPERTY CASUALTY CORP. CLASS B STOCK FUND - This fund invests primarily in shares of the Company's class "B" common stock (TAP.B).

      CITIGROUP COMMON STOCK FUND - This fund invests primarily in shares of Citigroup Inc. common stock (C).

      STABLE VALUE FUND - This fund invests in: (i) high-quality insurance, bank or like products, including guaranteed interest contracts, insurance company separate accounts, and general account insurance contracts, and
      (ii) collective investment funds that invest primarily in high quality, stable value investment contracts issued by insurance companies and banks and synthetic guaranteed investment contracts.

      SMITH BARNEY MONEY FUNDS CASH PORTFOLIO FUND (class "Y" shares) - This fund invests in U.S. government obligations, high-quality commercial paper and other short-term obligations, corporate obligations, and municipal obligations.

      FIXED-INCOME SECURITIES FUND - This fund is designed to be an enhanced fixed-income index fund and is expected to offer a return that is close to the index return.

      SMITH BARNEY GOVERNMENT SECURITIES FUND (class "Y" shares) - This fund seeks to achieve its objective through investments, primarily in debt securities issued or guaranteed by the U.S. government, its agencies, or its instrumentalities. These include U.S. Treasury and mortgage-rated securities.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

      SMITH BARNEY DIVERSIFIED STRATEGIC INCOME FUND (class "Y" shares) - This fund invests primarily in three types of fixed income securities: U.S. government securities and U.S. government mortgage-related securities; foreign government securities, including securities issued by supranational organizations; and U.S. and foreign corporate debt securities.

      SALOMON BROTHERS HIGH YIELD BOND FUND (class "O" shares) - This fund invests primarily in high-yield, fixed-income securities issued by U.S. and foreign corporations and foreign governments and their agencies and instrumentalities. The fund will limit its investments in emerging market governmental issuers to 35% of its assets.

      CONSERVATIVE FOCUS FUND - This fund invests in a mix of fixed-income and equity funds. The fund is managed to approximate this target portfolio mix. The fund is rebalanced monthly or more often when justified by significant activity or changes in the market values of the underlying funds.

      MODERATE FOCUS FUND - This fund invests in a mix of fixed-income and equity funds and is managed to approximate this target portfolio mix. The fund is rebalanced monthly or more often when justified by significant activity or changes in the market values of the underlying funds.

      AGGRESSIVE FOCUS FUND - This fund invests in a mix of fixed-income and equity funds and is managed to approximate this target portfolio mix. The fund is rebalanced monthly or more often when justified by significant activity or changes in the market values of the underlying funds.

      S&P 500 INDEX FUND - This fund invests in an index fund that replicates the composition of the S&P 500 Index, and the return for the fund is expected to be very close to that of the S&P 500. A relatively small cash balance is maintained for liquidity purposes, but it is equitized using S&P 500 stock index futures in order to keep the Fund fully invested.

      SMITH BARNEY APPRECIATION FUND (class "Y" shares) - This fund invests primarily in equity securities of U.S. companies. The fund typically invests in medium- and large-capitalization companies and may invest in small-capitalization companies. Equity securities include exchange-traded and over-the-counter common stocks and preferred stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

      SMITH BARNEY LARGE CAP GROWTH FUND (class "Y" shares) - This fund invests primarily in equity securities of companies with large market capitalizations. Large-capitalization companies are those with total market capitalizations of $5 billion or more at the time of investment. Equity securities include U.S. exchange-traded and over-the-counter common stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

      SMITH BARNEY LARGE CAP VALUE FUND (class "Y" shares) - This fund invests primarily in common stocks of U.S. companies having market capitalizations of at least $5 billion at the time of investment.

      SALOMON BROTHERS INVESTORS VALUE FUND (class "O" shares) - This fund invests primarily in common stocks of established U.S. companies. The fund also may invest in other equity securities. To a lesser degree, the fund invests in income-producing securities, such as debt securities.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

      STATE STREET GLOBAL ADVISORS RUSSELL 2000 INDEX SECURITIES LENDING FUND (Series A) - This fund attempts to invest in all 2,000 stocks in the Russell 2000 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price). The strategy of investing in the same stocks as the Index minimizes the need for trading and therefore results in lower expenses.

      SMITH BARNEY AGGRESSIVE GROWTH FUND (class "Y" shares) - This fund invests primarily in common stocks of companies that the manager believes are experiencing, or will experience, growth in earnings that exceeds the average rate of earnings growth of the companies that comprise the S&P 500 Index. The fund may invest in the securities of large, well-known companies that offer prospects of long-term earnings growth. However, because higher earnings growth rates are often achieved by small- to medium-sized companies, a significant portion of the fund's assets are invested in the securities of such companies.

      SMITH BARNEY INTERNATIONAL ALL CAP GROWTH FUND (class "Y" shares) - This fund invests primarily in equity securities of foreign companies. Equity securities include exchange-traded and over-the-counter common stocks and preferred shares, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

      INTERNATIONAL SECURITIES FUND - The fund invests 90% of its assets in the DFA International Value Portfolio IV and 10% in the Emerging Markets Portfolio II. Each portfolio is a separate fund managed by Dimensional Fund Advisors Inc. (DFA). The DFA International Value Portfolio IV invests in large non-U.S.-based companies in developed countries whose stocks DFA deems value stocks, typically because the shares have higher book value in relations to their market value. Generally, investments are in companies whose market capitalization (shares outstanding times market price) exceeds $800 million and whose book-to-market ratio is in the top 30% of all companies of each country. DFA generally invests in the same countries as are found in the Morgan Stanley Europe, Australasia, Far East Index
      (EAFE), a widely followed international index for developed countries. The Emerging Markets Portfolio II invests in stocks of companies in countries whose economies have the potential for rapid economic growth. These countries are located in regions such as Southeast Asia, Latin America, and the Middle East. The portfolio will invest in companies whose market capitalization ranking by size is in the top 40th-75th percentile of the total market capitalization of public companies in the respective country.

      EUROPACIFIC GROWTH FUND - This fund's assets may be invested in common stocks; securities convertible into common stocks, warrants and rights; debt securities; government securities; nonconvertible preferred stocks; repurchase agreements; and cash or cash equivalents. Holdings range from small firms to multinational corporations located in major world markets as well as in smaller, developing countries.

      TEMPLETON DEVELOPING MARKETS TRUST FUND (class "A" Shares) - This fund invests primarily in equity securities of developing or emerging market issuers.

      VAN KAMPEN EMERGING GROWTH FUND (class "A" shares) - This fund seeks to achieve its objective by investing in common stocks of emerging-growth companies.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

      VAN KAMPEN COMSTOCK FUND (class "A" Shares) - This fund emphasizes a "value" style of investing, seeking well-established, undervalued companies.

      SALOMON BROTHERS CAPITAL FUND (class "O" Shares) - This fund invests in securities believed to have above-average price appreciation potential. The fund may invest in seasoned, established companies and relatively small new companies as well as new issues. The fund will not invest more than 25% of its assets in any particular industry.

      VESTING

      Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be one-hundred percent (100%) vested in employer contributions after completion of three years of service.

      Amounts forfeited from participant accounts during a plan year shall be applied, at the Company's discretion, to pay the Plan administration expenses or to reduce the employer contribution amount which would otherwise be required for any matching contribution or profit-sharing contributions made under the Plan. As of December 31, 2003 and 2002, the unallocated forfeitures amounted $31,481 and $0, respectively. There were no forfeitures used to pay administrative expenses or employee contributions in 2003 or 2002.

      PARTICIPANT LOANS

      Loans transferred to the Plan pursuant to the Citigroup 401(k) Plan Asset Transfer shall be treated as loans under the Plan, and will retain all of the material features (e.g. interest rate and repayment schedule) that such loans had under the Citigroup 401(k) Plan. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Each loan bears interest at prime rate plus 1% as published in the Wall Street Journal on the first business day of the month in which the loan is made.

      Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions.

      WITHDRAWALS

      Generally, contributions may not be withdrawn by a participant while employed by the Company prior to retirement age. No amounts attributable to matching or additional employer contributions may be withdrawn while a participant is employed by the Company prior to age 59-1/2. In the case of hardships resulting in an "immediate and heavy financial need", a participant may elect to withdraw all or a portion of his or her account balance, including earnings in an amount which, as determined by the Committee to be "necessary to satisfy the financial need". Any hardship withdrawals under the Citigroup 401(k) Plan within twelve (12) months prior to the Effective Date of this Plan shall be deemed to be a hardship withdrawal under this Plan.

      Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Any participant who makes a withdrawal from the Company Stock Funds or the Citigroup Stock Fund other than for a hardship withdrawal may elect to receive payments in the form of

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

      common stock or cash at the discretion of the participant. Fractional shares and withdrawals from other funds are paid in cash.

      DISTRIBUTIONS

      A participant or beneficiary may receive distributions from his/her account under the Plan upon any termination of employment, retirement, death or disability (as defined in the Plan) in the forms of a lump-sum payment, or, if vested account balance is greater than $5,000, in installments.

      ADMINISTRATIVE EXPENSES

      Substantially all administrative expenses of the Plan are paid by the participants of the Plan.

(2)   SUMMARY OF ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying financial statements have been prepared on the accrual method of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan investments are stated at fair value, except for short-term money market investments and participant loans, which are valued at cost plus interest received which approximates fair value. Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, stocks and bonds are valued at the most recent bid quotation; securities traded in the over-the counter market are valued at their last sale or bid price.

      The shares of the commingled funds are valued at the net asset value per share as reported by the sponsor of the commingled fund. Mutual funds are valued at their quoted market price

      U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

      Guaranteed investment contracts which have contract provisions that require withdrawals at contract value for benefit payments, loans or transfers are carried at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS

      Benefit payments are recorded when paid.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

(3)   INVESTMENTS

      A summary of the Plan's investments for Plan years ended December 31, 2003 and 2002 are listed below. Investments that represent more than 5% of the Plan's assets are separately identified.

                                                                    2003                 2002
                                                               --------------        -------------
Investments at Fair Value:
    Citigroup Common Stock                                     $  596,744,498          471,543,220
    Travelers Property Casualty Corp. (class "A" shares)           35,856,628           30,236,443
    Travelers Property Casualty Corp. (class "B" shares)           40,106,389           19,486,903
    U.S. government and Agency Obligations                            598,907            9,820,984
    Corporate and Foreign Bonds                                            --            4,910,374
    INVESCO 500 Index Fund                                                 --           59,917,022
    Delaware Bankers Trust Index 500 Fund                          95,183,310                   --
                                                               --------------        -------------
                                                                  768,489,732          595,914,946
                                                               --------------        -------------

Investments at Estimated Fair Value:
    Stable Value Fund                                             309,424,923          265,847,376
    Other Mutual and Commingled Funds                             279,914,559          163,703,750
                                                               --------------        -------------
                                                                  589,339,482          429,551,126
                                                               --------------        -------------

Investments at Contract Value:
    Short Term Investment Funds                                    28,157,620           12,244,389
    Guaranteed Investment Contracts                                 5,356,781            3,849,788
                                                               --------------        -------------
                                                                   33,514,401           16,094,177
                                                               --------------        -------------
Participant Loans, at Cost                                         32,288,317           31,950,151
                                                               --------------        -------------
       Total Investments                                       $1,423,631,932        1,073,510,400
                                                               ==============        =============

      The credit rates for Guaranteed Investment Contracts ranged from 5.0% to 7.10% and from 4.65% to 7.31% during 2003 and the period from August 20, 2002 to December 31, 2002, respectively. The Plan's investments (including investments bought, sold and held during the year) appreciated in value by $253,764,811 and $4,679,376 during 2003 and the period from August 20, 2002 to December 31, 2002, respectively.

                                                            2003                2002
                                                        ------------         ----------
Common stock                                            $201,529,862         13,576,358
U.S. Government and Agency Obligations                      (312,889)            84,774
Corporate and Foreign Bonds                                   23,755            129,186
Other Mutual and Commingled Funds                         52,524,083         (9,110,942)
                                                        ------------         ----------
    Net appreciation in fair value of investments       $253,764,811          4,679,376
                                                        ============         ==========

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

(4)   NON - PARTICIPANT DIRECTED INVESTMENTS

      Employer contributions and Company Matching Contributions made on behalf of a participant must stay in the Company's common stock fund for five plan years. After five plan years, the restriction on the contribution lapses, and that portion of contributions and its earnings can be transferred to any of the available investment options.

      This five-year restriction also lapses when the participant reaches age
      55. Once a participant is vested in his or her company contributions, the funds are non-forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

      Information about the net assets and significant components of the changes in net assets relating to non-participant directed investments is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                            2003              2002
                                                        -----------        ----------
Net Assets:
    Common Stock                                        $18,393,071                --
    Employer Contributions Receivable                    20,407,643        16,326,691
                                                        -----------        ----------
       Total                                            $38,800,714        16,326,691
                                                        -----------        ----------

Changes in Net Assets:
    Employer Contributions, net of Forfeitures          $20,407,643        16,326,691
    Net Appreciation in Fair Value of Investments       $ 2,962,708                --
    Dividends                                           $   238,774                --
    Benefits Paid                                       $ 1,135,102                --

(5)   RISK AND UNCERTAINTIES

      The Plan offers a number of investment options including the Company Stock Funds, the Citigroup Common Stock Fund, and other investment Funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect the changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of net assets available for plan benefits.

      The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-six participant-direct fund elections. Additionally the investments within each participant-direct fund elections are further diversified into varied financial instruments, with the exceptions of the Company Stock Funds and Citigroup Common Stock Fund, which primarily invest in securities of a single issuer.

(6)   RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

      Certain Plan investments are shares of stock issued by Travelers Property Casualty Corp. Travelers Property Casualty Corp. is the Plan Sponsor of the Plan. Please see note 9 below.

                         TRAVELERS 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002

      Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust Company (State Street). State Street is the custodian of the Plan's assets.

      CitiStreet, a subsidiary of a joint venture between Citigroup and State Street provided administration and recordkeeping for the Plan.

(7)   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(9)   SUBSEQUENT EVENTS

      MERGER

      On November 16, 2003, the Company entered into an agreement and plan of merger with The St. Paul Companies, Inc. (St. Paul). The merger took place effective April 1, 2004, and has been treated as a purchase business combination by the Company of St. Paul under the U.S. Generally Accepted Accounting Principles. In this merger, the acquired entity (St. Paul) issued the equity interests, and the business combination met the criteria of a reverse acquisition. As a result of the merger, each share of the Company's class "A" and class "B" common stock was exchanged for 0.4334 of a share of common stock of the St. Paul Travelers Companies, Inc., including the shares held in the Plan.

      INVESTMENT OPTIONS

      During the plan year 2003, the Plan's Investment Committee engaged an independent investment manager to review the current investment options offered by the Plan. This independent manager completed its review of the investment options during the year and made several alternative suggestions. The Plan's Investment Committee reviewed these options and effective January 2004 these investment options were implemented. Approximately $304 million was transferred to the new or existing investment options in January 2004.

                                                           SUPPLEMENTAL SCHEDULE

                              TRAVELERS 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2003

                                                                                  NUMBER OF
             IDENTITY OF ISSUE                        RATE    MATURITY DATE     SHARES/UNITS        COST          CURRENT VALUE
-------------------------------------------------    -----    -------------     ------------    --------------    -------------
CASH AND CASH EQIVALENTS

*State Street Bank                                                               28,157,620     $   28,157,620       28,157,620
                                                                                                --------------    -------------
COMMON STOCK
Citigroup Inc.                                                                   12,293,871        417,991,598      596,744,498
*Travelers Property Casualty Corp. TAP.A                                          2,136,867         32,235,918       35,856,628
*Travelers Property Casualty Corp. TAP.B                                          2,363,370         35,755,159       40,106,389
                                                                                                --------------    -------------
                                                                                                   485,982,675      672,707,515
                                                                                                --------------    -------------
U.S. GOVERNMENT AND AGENCY OBLIGATIONS

United States Treas Bill                                                            600,000            598,681          598,907
                                                                                                --------------    -------------
MUTUAL FUNDS AND COMINGLED FUNDS

Conservative Focus Funds

Conservative Focus Fund                                                              78,573            889,482          926,449
*SSGA Daily Eafe SL Series T                                                         12,864            116,107          157,670
*SSGA Daily EMG Markets Series A                                                      5,400             44,134           52,132
*SSGA Passive Bond Market Index                                                      59,873            884,280          924,016
*SSGA Russell 2000 Index SL Fund                                                      2,840             37,558           49,729
*SSGA S& P 500 Flagship Series A                                                      1,928            323,102          384,541
Moderate Focus Funds

Moderate Focus Fund                                                                 202,129          2,270,612        2,383,279
*SSGA Daily Eafe SL Series T                                                        100,447            868,403        1,231,178
*SSGA Daily EMG Markets Series A                                                     42,291            342,950          408,273
*SSGA Passive Bond Market Index                                                     155,948          2,281,507        2,406,741
*SSGA Russell 2000 Index SL Fund                                                     22,190            283,891          388,503
*SSGA S& P 500 Flagship Series A                                                     14,958          2,467,259        2,983,119
Aggressive Focus Funds

Aggressive Focus Fund                                                               112,869          1,272,955        1,330,824
*SSGA Daily Eafe SL Series T                                                        161,441          1,390,425        1,978,788
*SSGA Daily EMG Markets Series A                                                     67,771            549,272          654,262
*SSGA Passive Bond Market Index                                                      83,491          1,223,571        1,288,511
*SSGA Russell 2000 Index SL Fund                                                     35,647            455,642          624,103
*SSGA S& P 500 Flagship Series A                                                     24,200          4,006,928        4,826,074
Other Funds

Delaware Bankers Trust Index 500 Fund                                             9,493,837         81,152,703       95,183,310
Dimensional Invt Group Inc-Emg Mkts Port II                                          38,577            328,777          410,459
Dimensional Invt Group Inc-DFA Int Value Port. IV                                   357,685          3,162,704        3,770,004
Smith Barney Money Funds Inc                                                     37,880,742         37,880,742       37,880,742
Smith Barney Govt Securities Fund                                                 1,134,338         11,324,145       11,218,599
Smith Barney Div Strat Inc Fund                                                     678,224          4,421,920        4,625,485
Salomon Brothers Service Funds Inc                                                1,128,709          8,522,312        9,356,996
Smith Barney Appreciation Fund                                                    1,210,922         14,301,964       16,662,289
Smith Barney Large Cap Growth Fund                                                  930,471         16,433,193       20,777,423
Smith Barney Large Cap Value Fund                                                   560,524          7,220,956        8,278,946
Salomon Brothers Investor Fund                                                      444,580          7,000,492        8,464,796
*SSGA Russell 2000 Index Fund                                                     3,225,433         41,457,435       56,470,877
Smith Barney Aggressive Growth                                                      576,715         39,550,968       51,154,636
Salomon Brothers Cap Fund Inc                                                       214,756          4,626,510        5,888,609
Smith Barney World Funds Inc                                                        238,574          2,620,730        2,984,566
Euro Pacific Growth Fund                                                            384,528          9,335,090       11,616,591
Templeton Developing Markets                                                        421,989          5,475,349        6,325,617
Van Kampen Amern Cap Comstock Fund                                                   28,362            364,339          452,366
Van Kampen Amern Cap Emerging Fund                                                   15,980            507,840          577,366
                                                                                                --------------    -------------
                                                                                                   315,396,250      375,097,868
                                                                                                --------------    -------------
STABLE VALUE FUND
Principal Life                                       5.10%       various          7,444,825          7,444,825        7,444,825
Principal Life                                       4.05%       various          2,431,187          2,431,187        2,431,187
Monumental Life                                      2.68%       various         21,687,815         21,687,815       21,687,815
Monumental Life                                      4.65%       various          8,003,735          8,003,735        8,003,735
Trans Financial Life                                 4.91%       various          4,359,389          4,359,389        4,359,389
SEI                                                  3.74%       various         37,815,051         37,815,051       37,815,051
Travelers Life & Annuity                             4.97%       various         31,238,955         31,238,955       31,238,955
Travelers Life & Annuity                             4.68%       various         74,495,424         74,495,424       74,495,424
Travelers Life & Annuity                             4.48%       various         93,999,063         93,999,063       93,999,063
Travelers Life & Annuity                             6.94%       various         10,554,096         10,554,096       10,554,096
Travelers Life & Annuity                             7.35%       various         10,101,037         10,101,037       10,101,037
*State Street Bank - Stif                            0.99%       various          7,294,346          7,294,346        7,294,346
                                                                                                --------------    -------------
                                                                                                   309,424,923      309,424,923
                                                                                                --------------    -------------

GUARANTEED INVESTMENT CONTRACTS
 Travelers GIC - 1999                                5.10%      12/31/03            898,678            898,678          898,678
 Travelers GIC - 2000                                6.70%        1/1/05          1,288,565          1,288,565        1,288,565
 Travelers GIC - 2001                                7.10%        1/1/06          1,057,651          1,057,651        1,057,651
 Travelers GIC - 2002                                5.00%        1/1/04            788,784            788,784          788,784
 Travelers GIC - 2003                                6.94%        6/2/07          1,323,103          1,323,103        1,323,103
                                                                                                --------------    -------------
                                                                                                     5,356,781        5,356,781
                                                                                                --------------    -------------
*PARTICIPANT LOANS                     5,635 loans to participants with
                                       interest rates of 5.0% to 12.5%                              32,288,317       32,288,317
                                                                                                --------------    -------------
TOTAL                                                                                           $1,177,205,248    1,423,631,932
                                                                                                ==============    =============

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

      Date: June 25, 2004

      Travelers 401(k) Savings Plan

      By: /s/ Diane Bengston

      Senior Vice President-Human Resources

      Travelers Property Casualty Corp.

                                Index to Exhibits

Exhibit
Number
------
 23.01        Consent of Independent Registered Public Accounting Firm